575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com KATHLEEN H. MORIARTY kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

February 11, 2015

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Lattice Strategies Trust – SEC File Nos. 333-199089 and 811-23002 (the “Registrant”)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s oral comments on the registration statement filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Pre-Effective Amendment No. 1 on Form N-1A with the Securities and Exchange Commission (the “Commission”) on December 23, 2014 (the “Registration Statement”), with regard to the Trust and the shares of the Lattice Developed Markets (ex-US) Strategy ETF, Lattice Emerging Markets Strategy ETF, Lattice U.S. Equity Strategy ETF, Lattice Global Small Cap Strategy ETF and Lattice Real Estate Strategy ETF.

The Staff’s comment on the Registration Statement and the Registrant response thereto is included in this letter.

COMMENT: Please further clarify in the Statutory Prospectus that the management fee paid to the Advisor is a unitary fee structure.

RESPONSE: The requested disclosure has been included.

COMMENT: Please revise the disclosure relating to the risk of industry concentration in the event that a Fund’s underlying Index concentrates in an industry.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

RESPONSE: The requested disclosure has been included, in accordance with discussions with the Staff.

Please do not hesitate to contact me at (212) 940-6304, or in my absence, Gregory E. Xethalis, Esq. at (212) 940-8587 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com KATHLEEN H. MORIARTY kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

EXHIBIT

February 11, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Lattice Strategies Trust – SEC File Nos. 333-199089 and 811-23002 (the “Registrant”)

Dear Mr. Cowan:

In connection with the applicable Filing, the Registrant hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to contact me at (212) 940-6304, or in my absence, Gregory E. Xethalis, Esq. at (212) 940-8587 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

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